SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of December 2010

Commission File Number: 001-34615

JinkoSolar Holding Co., Ltd.

1 Jinke Road,

Shangrao Economic Development Zone

Jiangxi Province, 334100

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐        No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

JinkoSolar Holding Co., Ltd. (Registrant)

Date: December 16, 2010	By:	/S/ LONGGEN ZHANG
	Name:	Longgen Zhang
	Title:	Chief Financial Officer

Exhibit Index

Exhibit 99.1 – Press Release

Exhibit 99.1

JinkoSolar Partners with Innovalight to Increase Solar

Cell Efficiency with Silicon Ink

SHANGHAI, CHINA, Dec. 16, 2010 – JinkoSolar Holding Co., Ltd. (NYSE: JKS) (“JinkoSolar”), a fast-growing vertically integrated solar product manufacturer with low-cost operations based in China, announced today that it has entered into a commercial agreement with Innovalight, Inc. (“Innovalight”), a privately-held company that manufactures proprietary silicon ink and licenses proprietary processing technology to solar cell manufacturing companies. Under the terms of the agreement, JinkoSolar will purchase silicon ink from Innovalight and license Innovalight’s processing technology to produce solar cells with higher conversion efficiencies.

Innovalight’s proprietary nanotechnology-based silicon ink and processing platform provide a simple upgrade to solar cell manufacturing production lines that boosts the performance of solar cells and lowers production costs. With Innovalight technology, JinkoSolar expects to produce monocrystalline solar cells with conversion efficiencies greater than 18.6% in the first half of 2011.

Guoxiao Yao, Chief Technology Officer and Vice President at JinkoSolar, commented, “Innovalight’s silicon ink provides a unique, cost-effective solution that is able to significantly improve the efficiency of our solar cells with a simple one-step upgrade to our existing cell production lines. Our higher efficiency solar cells will offer a better return on investment for system integrators and further solidify our position as a leading solar cell and module manufacturer. We remain committed to investing in technologies that will enhance our solar products and we look forward to implementing Innovalight’s proprietary processing technology in a short time.”

“JinkoSolar’s strong brand presence across a broad geographic network makes the company an important customer for us,” added Conrad Burke, Chief Executive Officer at Innovalight. “Our silicon ink technology, in combination with JinkoSolar’s leading vertically integrated manufacturing platform, will offer an attractive and highly powerful solar product. We look forward to working with JinkoSolar as we partner to bring a progressive technology and improved solar product to the market.”

About JinkoSolar

JinkoSolar Holding Co., Ltd. (NYSE: JKS) is a fast-growing vertically integrated solar power product manufacturer with low-cost operations, based in Jiangxi Province and Zhejiang Province in China. JinkoSolar has built a vertically integrated solar product value chain from recovered silicon materials to solar modules. JinkoSolar’s principal products are solar modules, silicon wafers and solar cells. As of June 30, 2010, JinkoSolar had an aggregate of approximately 300 customers for its solar modules, solar cells and silicon wafers from China, Germany, Hong Kong, India, Italy and other countries or regions. For more information about JinkoSolar, please visit www.jinkosolar.com.

About Innovalight

Innovalight is based in Sunnyvale, California. The company manufactures silicon ink and licenses a proprietary process technology to solar cell manufacturing companies. Innovalight is venture capital backed and has received additional development funds from the U.S. Department of Energy. For more information, visit www.innovalight.com.

Forward Looking Statements

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements involve inherent risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including risks outlined in JinkoSolar’s public filings with the Securities and Exchange Commission, including JinkoSolar’s registration statement on Form F-1, as amended. All information provided in this press release is as of December 16, 2010. Except as required by law, JinkoSolar undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

For investor and media inquiries please contact:

For JinkoSolar:

Yvonne Young

JinkoSolar Holding Co., Ltd.

Tel: +86-21-6106-4018

Email: ir@jinkosolar.com

Derek Mitchell

Ogilvy Financial, Beijing

Tel: +86-10-8520-6284

Email: jks@ogilvy.com

For Innovalight:

Tim Turpin

SparkPR

Tel: +1-415-244-9699

Email: tim@sparkpr.com